UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058 Expires: February 28, 2022 Estimated average burden hours per response........2.50
Washington, D.C. 20549

SEC FILE NUMBER
FORM 12b-25

CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form20-F	☒ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN
☐ Form N-CSR

For the Period Ended:	December 31, 2020
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has veriﬁed any information contained herein.

If the notiﬁcation relates to a portion of the ﬁling checked above, identify the Item(s) to which the notiﬁcation relates:
PART I — REGISTRANT INFORMATION
PG&E Corporation Retirement Savings Plan (including the PG&E Corporation Retirement Savings Plan for Union- Represented Employees
Full Name of Registrant

Former Name if Applicable
77 Beale Street
Address of Principal Executive Office (Street and Number)
San Francisco, CA 94105
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be ﬁled on or before the ﬁfteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the ﬁfth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be ﬁled within the prescribed time period

During the fourth quarter of 2020, the Registrant's independent registered accounting firm notified the Registrant that it ceased operations, and accordingly the Registrant has engaged anew audit firm. The Registrant's change in auditors resulted in time spent searching for new qualified independent auditors, as well as additional procedures consistent with a first-year audit engagement. Furthermore, the COVID-19 pandemic caused disruptions in the Registrant's interactions with its auditors, including the challenges of a remote work environment.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Henry Weintraub	415	973.1963
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to ﬁle such report(s) been ﬁled? If answer is no, identify report(s).
	Yes	☒	No	☐

(3)
Is it anticipated that any signiﬁcant change in results of operations from the corresponding period for the last ﬁscal year will be reﬂected by the earnings statements to be included in the subject report or portion thereof?

	Yes	☐	No	☒
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PG&E Corporation Retirement Savings Plan (including the PG&E Corporation Retirement Savings Plan for Union- Represented Employees)
(Name of Registrant as Speciﬁed in Charter)

has caused this notiﬁcation to be signed on its behalf by the undersigned hereunto duly authorized.

Date 6/28/2021	By /s/ JOHN R. SIMON
John R. Simon
Chair, Employee Benefit Committee

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